UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 ___________________________________________
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

 ___________________________________________
Town Sports International Holdings, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title and Class of Securities)
89214A102
(CUSIP Number)
Anthony Pasqua
Kennedy Lewis Management LP
111 West 33rd Street, Suite 1910
New York, NY 10120
(212) 782-3480

Daniel I. Fisher
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 17, 2021
(Date of Event Which Requires Filing of Statement)
  ___________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ◻

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. 89214A102

(1)	Name of Reporting Persons: Kennedy Lewis Management LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): PN, IA

Schedule 13D

CUSIP No. 89214A102

(1)	Name of Reporting Persons: KLM GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): OO, HC

Schedule 13D

CUSIP No. 89214A102

(1)	Name of Reporting Persons: Kennedy Lewis Investment Management LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): OO, HC

Schedule 13D

CUSIP No. 89214A102

(1)	Name of Reporting Persons: Darren Richman
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): IN, HC

Schedule 13D

CUSIP No. 89214A102

(1)	Name of Reporting Persons: David Chene
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person (See Instructions): IN, HC

AMENDMENT NO. 3 TO SCHEDULE 13D

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Kennedy Lewis Management LP (the “Adviser”), KLM GP LLC (“KLM”), Kennedy Lewis Investment Management LLC (“Kennedy Lewis Management”), Darren Richman and David Chene (collectively, the “Reporting Persons”) on January 7, 2020, as amended by Amendment No. 1 filed on December 28, 2020, and Amendment No. 2 filed on December 30, 2020. This Amendment No. 3 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION
Item 4 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:
Forbearance and Payment Agreement and Share Sale
As previously disclosed, on December 28, 2020, Town Sports International Holdings, Inc. (the “Issuer”) entered into a credit agreement (as amended, restated, supplemented or modified from time to time, the “Credit Agreement”) with the several lenders party thereto that are investment funds for which the Adviser serves as investment manager (the “Lenders”) and Alter Domus (US) LLC, as administrative agent (the “Administrative Agent”).  On September 17, 2021, the Issuer, TSI-Lucille Real Estate, LLC, a wholly owned subsidiary of the Issuer (“TSI-Lucille”), each of the other Loan Parties, the Administrative Agent, the Lenders and certain other parties signatory thereto, entered into a Forbearance and Payment Agreement (the “Forbearance and Payment Agreement”).
Pursuant to the Forbearance and Payment Agreement, the Lenders agreed to: (i) forbear from taking enforcement actions on all events of default under the Credit Agreement described in the Forbearance and Payment Agreement existing as of the Effective Date (as defined in the Forbearance and Payment Agreement) (the “Existing Defaults”) during the period commencing from and including the Effective Date until the earliest to occur of the following events or circumstances: (a) the occurrence and continuation of any event of default, other than the Existing Defaults, (b) the failure to comply with any of the covenants set forth in Section 6 of the Forbearance and Payment Agreement, and (c) December 31, 2021 (unless otherwise extended in accordance with the Forbearance and Payment Agreement); and (ii) consent to the sale of a particular property in Massapequa, New York (the “Massapequa Property”).  Pursuant to the Forbearance and Payment Agreement, the Issuer and its subsidiaries agreed to prepay $4,650,000 million of the outstanding principal amount of the term loans under the Credit Agreement, which will reduce the outstanding balance of the Closing Fee to $5,350,000 million, and the Issuer, TSI-Lucille and the other Loan Parties agreed to pay (the “Specified Payment”) to the Administrative Agent for the benefit of the Lenders an amount equal to the sum of (i) $10,444,826.39 million plus (ii) interest thereon at a rate of 10% per annum from and including the Effective Date until the date of the Specified Payment; provided that each of the Secured Parties agrees to waive the right to receive the interest set forth in this clause (ii) if the Specified Payment is made on or prior to December 20, 2021, plus (iii) $850,000, which will reduce the outstanding balance of the Closing Fee to $4.5 million, plus (iv) certain fees, expenses and taxes in connection with the Massapequa Property (including any fees and expenses related to the delivery and filing of a mortgage and other collateral documents with respect to the Massapequa Property), plus (v) certain fees and expenses (including costs and expenses of counsels) incurred by the Administrative Agent and the Lenders.

In addition, pursuant to the Forbearance and Payment Agreement, each of Fitness TSI Fund II LLC (“TSI II”) and Fitness TSI, LLC (“TSI", and together with TSI II, the “Funds”), in consideration of the agreements set forth in the Forbearance and Payment Agreement, sold all of the shares of Common Stock of the Issuer held by them to the Issuer for $1.00 in the aggregate.
Resignation of Directors
Each of David Chene, Brian Dubin and Doug Logigian resigned from the Issuer’s Board of Directors effective immediately prior to the execution of the Forbearance and Payment Agreement.
The foregoing description of the Forbearance and Payment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Forbearance and Payment Agreement, which is filed as Exhibit 99.1, and is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
Item 5 of the Schedule 13D is hereby amended and restated as follows:
The disclosure in Item 4 is incorporated herein by reference.
(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.
(c) The disclosure in Item 4 is incorporated herein by reference. Except as disclosed herein, there have been no transactions in securities of the Issuer effected by the Reporting Persons during the 60 days prior to the date hereof.
(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. All securities reported in this Schedule 13D were directly held by the Funds.  The investors in the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by the Funds in accordance with their respective investment percentages in the Funds.
(e) As of September 17, 2021, the Reporting Persons no longer beneficially owned more than 5% of the Common Stock.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is supplemented and superseded, as the case may be, as follows: The disclosure in Item 4 is incorporated herein by reference.

The Forbearance and Payment Agreement is filed as Exhibit 99.1 hereto and is incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1
Forbearance and Payment Agreement, dated as of September 17, 2021, by and among Town Sports International Holdings, Inc., TSI-Lucille Real Estate, LLC, each of the Loan Parties referenced in the Credit Agreement (as defined in Item 4), Alter Domus (US) LLC, the Lenders under the Credit Agreement, and the other parties signatory thereto.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of September 21, 2021

KENNEDY LEWIS MANAGEMENT LP

By:	KLM GP LLC, its general partner

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer

KLM GP LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer

KENNEDY LEWIS INVESTMENT MANAGEMENT LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer

By:	/s/ Darren Richman

By:	/s/ David Chene

Exhibit 99.1

FORBEARANCE AND PAYMENT AGREEMENT

This FORBEARANCE AND PAYMENT AGREEMENT (this “Agreement”), dated as of September 17, 2021 (the “Effective Date”), is entered into by and among TOWN SPORTS INTERNATIONAL HOLDINGS, INC., a Delaware corporation (“TSI”), TSI-LUCILLE REAL ESTATE, LLC, a Delaware limited liability company and a wholly owned Subsidiary of TSI (“TSI-Lucille”), each of the other Loan Parties (as defined in the Credit Agreement (as defined below), Alter Domus (US) LLC, as administrative agent (in such capacity, the “Administrative Agent”), the Lenders under the Credit Agreement, and the other parties signatory hereto.
RECITALS
A. WHEREAS, TSI, the Administrative Agent and the Lenders are parties to that certain Credit Agreement, dated as of December 28, 2020 (as amended, restated, supplemented or modified from time to time, the “Credit Agreement”);
B. WHEREAS, TSI-Lucille is a Guarantor and Grantor under the Guarantee and Collateral Agreement, dated December 20, 2021 (the “Guaranty Agreement”);
C. WHEREAS, pursuant to the Guaranty Agreement, TSI-Lucille has agreed to, inter alia, jointly and severally, unconditionally and irrevocably, guarantee the prompt and complete payment and performance by TSI and the other Loan Parties of the Obligations under the Credit Agreement in favor of the Administrative Agent, for the ratable benefit of the Secured Parties, including, without limitation, (i) the payment of the principal of and premium and interest on the Loans provided for by the Credit Agreement, and all other monetary obligations, (ii) the due and punctual performance of all covenants, agreements, obligations and liabilities of the Grantors under or pursuant to the Credit Agreement and the other Loan Documents (as identified in the Credit Agreement) and (iii) all obligations and liabilities incurred in connection with collecting and enforcing the foregoing;
D. WHEREAS, TSI-Lucille (i) owns all of the fee interest in that improved real property whose commonly known address is 1000 Sunrise Highway, Massapequa, New York 11758 (the “Massapequa Property”) and (ii) desires to sell the Massapequa Property to a third party for cash (the “Massapequa Sale”);
E. WHEREAS, pursuant to Section 6.10 and Schedule 6.10 of the Credit Agreement TSI was obligated to deliver to the Administrative Agent, on or prior to ninety (90) days following the Closing Date (as defined in the Credit Agreement), a fully executed copy of a first priority Mortgage in favor of the Administrative Agent, for the ratable benefit of the Secured Parties, and encumbering the Massapequa Property;
F. WHEREAS, as of the Effective Date, (i) Fitness TSI, LLC (“Fitness TSI”)  owns 14,694,218 shares of Common Stock, (ii) Fitness TSI Fund II LLC (“Fitness TSI II”) owns 31,041,265 shares of Common Stock (Fitness TSI together with Fitness TSI II, the “KLIM Funds” and the shares of Common Stock owned by the KLIM Funds, the “KLIM Shares”), and (iii) KLIM has designated David Chene, Brian Dubin and Doug Logigian (collectively, “KLIM Directors”) to the board of directors of TSI;
G. WHEREAS, (i) Events of Default have occurred and are continuing under the Credit Agreement, including, among other things, an Event of Default under Section 8.1(c) of the Credit Agreement as a result of TSI-Lucille’s failure to deliver a valid mortgage and related Security Documents with respect to the Massapequa Property (the “Specified Default”), (ii) on or about September 6, 2021, the Lenders sent to TSI a written notice of default with respect to the Specified Default, and (iii) as a result of the occurrence of such Events of Default under the Credit Agreement, the Secured Parties are entitled to commence enforcement, litigation and collection actions under the Credit Agreement, the other Loan Documents and applicable law, including without limitation, to terminate the Term Commitments, to set off funds, and to declare to be immediately due and payable the principal amount of the Term Loans now outstanding, all accrued interest, fees and all other obligations of the Loan Parties accrued under the Credit Agreement and the other Loan Documents (such rights, remedies and actions, collectively, the “Enforcement Actions”), in each case in accordance with the Loan Documents and applicable law;

H. WHEREAS, the Loan Parties have requested that the Secured Parties (i) forbear from taking any of the Enforcement Actions during the Forbearance Period (as defined below) with respect to the Specified Default and each other Events of Default specified on Schedule A hereto (together with the Specified Default, collectively, the “Existing Defaults”), and (ii) consent to the Massapequa Sale (as defined below), each on the terms and conditions set forth in this Agreement;
I. WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, KLIM, consisting of the Lenders holding 100% of the outstanding principal amount of the Term Loans, agrees to (i) forbear from taking any Enforcement Actions with respect to all Existing Defaults pursuant to Section 2 below, and (ii) consent to the Massapequa Sale pursuant to Section 3(b) below;
NOW THEREFORE, in consideration of the promises, covenants, and understandings set forth herein, and other good and valuable consideration, the receipt and sufficiency of which hereby is acknowledged, and in contemplation of the statements set forth in Recitals A through I, inclusive, above, the truth and accuracy of which Recitals are specifically acknowledged, the parties hereto hereby agree as follows:
TERMS AND CONDITIONS
1. Definitions; Acknowledgment.
(a) The foregoing recitals are hereby incorporated in and made a part of this Agreement.  Any capitalized term used herein and not otherwise defined herein shall have the meaning assigned to it in the Credit Agreement.
(b) Each Loan Party acknowledges and agrees that (i) as of June 29, 2021, the Delayed Draw Term Commitment Period has expired and (ii) neither KLIM nor any other Lender under the Credit Agreement has any Delayed Draw Term Commitment or any other obligation to fund any Loan under the Credit Agreement.
(c) Each Loan Party acknowledges and agrees that, immediately prior to the effectiveness of this Agreement, the aggregate outstanding amount of the Obligations under the Credit Agreement is as follows:
Outstanding Principal Amount (less Closing Fee and Accrued PIK Interest)	$10,000,000.00
Closing Fee	$10,000,000.00
Accrued PIK Interest	$444,826.39
Total	$20,444,826.39

(d) Each of the Loan Parties hereby acknowledges and agrees that (i) as of the Effective Date, the Existing Defaults have occurred and are continuing under the Credit Agreement, including the Specified Default, (ii) absent the agreement of the Lenders to forbear from taking Enforcement Actions as provided in this Agreement, the occurrence of any such Event of Default entitles one or more Lenders at any time to take one or more Enforcement Actions, and (iii) this Agreement does not constitute a consent to, or waiver of, any Default or Event of Default (including any Existing Default) under the Credit Agreement or any other Loan Document, or a waiver, release or limitation upon the exercise by the Administrative Agent or any Lender of any of its rights, with respect to any Event of Default, all of which are hereby reserved.
(e) Each of the Loan Parties hereby agrees that, commencing on the Effective Date, interest on all outstanding amounts under the Credit Agreement shall accrue at a rate per annum equal to the Default Rate set forth in Section 2.9(b) of the Credit Agreement (it being understood and agreed that the Default Rate shall mean an interest rate equal to the Applicable Rate plus 2%).
2. Forbearance.
(a) Subject to the terms and conditions of this Agreement, including, without limitation, the covenant set forth in Section 6 and the representations and warranties of the Loan Parties contained in this Agreement, KLIM agrees to forbear (the “Forbearance”) from taking any Enforcement Actions as a result of the occurrence of the Existing Defaults (including the Specified Default) during the period (the “Forbearance Period”) from and including the Effective Date until the earliest to occur of the following events or circumstances (each, a “Forbearance Termination Event”): (i) the occurrence and continuation of any Event of Default, other than the Existing Defaults, (ii) the failure to comply with any of the covenants set forth in Section 6 of this Agreement, and (iii) December 31, 2021 (the “Outside Date”).

(b) Notwithstanding anything to the contrary herein, the parties hereto agree that the Outside Date may be extended by fifteen (15) calendar days (each, an “Outside Date Extension”); provided that (i) there shall be no more than two (2) Outside Date Extensions, (ii) the Administrative Agent and KLIM shall have received a written notice from TSI of its exercise of such Outside Date Extension at least ten (10) calendar days prior to the applicable Outside Date, and (iii) concurrently with the delivery of each written notice of TSI’s exercise of the Outside Date Extension, TSI shall pay an extension fee to the Administrative Agent for the benefit of the Lenders in the amount of $10,000 for each such Outside Date Extension; provided that, for the avoidance of doubt, such extension fee shall not be deemed to decrease, set off or otherwise affect the outstanding amount of the Obligations under the Credit Agreement, this Agreement or the other Loan Documents.
(c) Each Loan Party acknowledges and agrees that (i) the Forbearance is a one-time forbearance and is limited to the extent specifically set forth herein and (ii) no other terms, covenants or provisions of the Credit Agreement or any other Loan Document are intended to (or shall) be affected pursuant to this Section 2, all of which remain in full force and effect unaffected hereby.
3. Consents.
(a) KLIM hereby consents to the consummation of the Massapequa Sale, subject to the satisfaction of each of the following conditions: (i) on or prior to September 24, 2021 (or such later date approved by KLIM in its sole discretion, but in any event prior to the consummation of the Massapequa Sale), TSI and the other Loan Parties shall cause the delivery of a duly executed and recorded first priority Mortgage (together with all other Security Documents and deliverables requested by the Administrative Agent or KLIM) with respect to the Massapequa Property in favor of the Administrative Agent, for the ratable benefit of the Secured Parties, in form and substance reasonably acceptable to KLIM, (ii) all definitive agreements governing the Massapequa Sale shall have been provided to KLIM prior to execution thereof and shall be in form and substance reasonably acceptable to KLIM and such agreements shall not be amended or waived without the consent of KLIM, (iii) as of the date of the consummation of the Massapequa Sale, the Loan Parties shall have complied with all of the provisions and obligations set forth in this Agreement (including, for the avoidance of doubt, the covenants set forth in Section 6 of this Agreement), (iv) KLIM shall have received the Closing Fee Prepayment in accordance with Section 6(a) below, and (iv) KLIM shall have received the Specified Payment in accordance with Section 6(b) below.
(b) Each of the consents set forth in this Section 3 shall be effective only in this specific instance and for the specific purpose set forth herein and does not allow for any other or further departure from the terms and conditions of the Credit Agreement or any other Loan Document, which terms and conditions shall continue in full force and effect.
4. Sale of Issued Shares. As of the Effective Date, in consideration of the agreements set forth herein, each KLIM Fund hereby sells, assigns, transfers, conveys and delivers the KLIM Shares owned by such KLIM Fund to TSI and TSI hereby purchases the KLIM Shares from the KLIM Funds for $1.00 in the aggregate.  Each KLIM Fund hereby agrees to execute any transfer forms or other documentation reasonably requested by TSI (or TSI’s transfer agent) in to effect the transfer of the KLIM Shares to TSI as contemplated herein.
5. Resignation from Board of Directors.  Each of the KLIM Directors has submitted to TSI resignation letters pursuant to which each KLIM Director has resigned from the board of directors of TSI, which resignations shall be effective immediately prior to the execution of this Agreement.  TSI hereby acknowledges receipt of such resignations, and the Board of Directors of TSI determined to enter into this Agreement and the obligations hereunder following such resignations.
6. Covenants.
(a) Within one business day of the Effective Date, TSI and its Subsidiaries jointly and severally agree to prepay $4,650,000 of the outstanding principal amount of the Term Loans under the Credit Agreement (the “Closing Fee Prepayment”) in accordance with the wire instructions provided by the Lenders (it being understood and agreed by the parties hereto that after giving effect to the Closing Fee Prepayment, the outstanding balance of the Closing Fee shall be reduced to $5,350,000);

(b) Upon the earlier to occur of (i) the consummation of the Massapequa Sale and (ii) December 31, 2021, each of TSI, TSI-Lucille and the other Loan Parties hereby agree, jointly and severally, to pay and/or reimburse, as applicable to the Administrative Agent for the benefit of the Lenders (the “Specified Payment”) an amount equal to the sum of (1) $10,444,826.39, plus (2) interest thereon at a rate of 10% per annum from and including the Effective Date until the date of the Specified Payment, provided that each of the Secured Parties agrees to waive the right to receive the interest set forth in this clause (2) if the Specified Payment is made on or prior to December 20, 2021, plus (3) $850,000 (it being understood and agreed by the parties hereto that after giving effect to Closing Fee Prepayment, the outstanding balance of the Closing Fee shall be reduced to $4,500,000), plus (4) all reasonable and documented fees, expenses and taxes incurred by the Administrative Agent and the Lenders in connection with the delivery and filing of the Mortgage and related documents with respect to the Massapequa Property (which amount, as of the Effective Date, is equal to $160,000.00), plus (5) all unpaid taxes due and payable by TSI-Lucille with respect to the Massapequa Property (collectively, the “Specified Tax Obligations”) outstanding at such time (which amount, as of the Effective Date, is equal to $256,946.54); plus (6) the reasonable and documented costs and expenses of the Administrative Agent and the Lenders (including the reasonable and documented fees and expenses of (x) counsel to the Administrative Agent in an amount not to exceed $30,000, and (y) counsel to the Lenders in an amount not to exceed $250,000) in connection with the preparation, execution and delivery of this Agreement and all other fees, costs and expenses described in Section 10.15 of the Credit Agreement; provided, that nothing herein precludes the Administrative Agent and/or the Lenders from being reimbursed pursuant to Section 10.15 of the Credit Agreement for any fees that exceed the amounts set forth in clauses (x) and (y) above. The Administrative Agent and the Lenders acknowledge and agree that any proceeds from the Massapequa Sale that remain after the payment of the Specified Payment shall not be subject to any other prepayment provisions under the Credit Agreement, and such remaining proceeds of the Massapequa Sale may be held by TSI, TSI-Lucille or any other Loan Party, as applicable.
(c) Each of TSI, TSI-Lucille and the other Loan Parties acknowledge and agree that (i) “time is of the essence” in the delivery of the Specified Payment as provided herein, (ii) the failure to deliver the Specified Payment to the Administrative Agent or the Lenders by no later than the earlier of (x) the consummation of the Massapequa Sale and (y) December 31, 2021 shall constitute an immediate Event of Default under the Credit Agreement, the Guaranty Agreement, the Mortgage, and the other Loan Documents, and (iii) the Administrative Agent and the Lenders shall be entitled to immediately exercise all rights and remedies provided under the Credit Agreement, the Guaranty Agreement, the Mortgage and the other Loan Documents against TSI, TSI-Lucille, and all other Loan Parties.
(d) Each of TSI, TSI-Lucille and the other Loan Parties agree that (i) in the event the Massapequa Sale closes, the Administrative Agent and the Lenders shall be entitled to demand and receive the Specified Payment directly from any escrowed amount in connection with the Massapequa Sale, and (ii) at the request of the Administrative Agent, TSI, TSI-Lucille or such other Loan Party, as applicable, shall promptly instruct all applicable parties to cause the release of such proceeds from escrow to deliver the Specified Payment to the Administrative Agent for the benefit of the Lenders.
(e) Each of TSI and the KLIM Funds acknowledges that they have reporting obligations under the Securities and Exchange Commission rules with respect to this Agreement and the transactions contemplated hereby and each such party hereby agrees to comply with its respective obligations in connection with this Agreement to the extent legally required to comply with such obligations under the Securities and Exchange Commission rules.
(f) Each of TSI, TSI-Lucille and the other Loan Parties acknowledge and agree that (i) the Specified Tax Obligations are unpaid outstanding obligations of TSI-Lucille, and (ii) TSI, TSI-Lucille and the other Loan Parties will pay or otherwise satisfy all Specified Tax Obligations on or prior to the Outside Date.  Notwithstanding anything to the contrary herein, each of TSI, TSI-Lucille and the other Loan Parties acknowledge and agree that (i) it has agreed to pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all its material obligations and liabilities of whatever nature (including Tax liabilities) pursuant to Section 6.4 of the Credit Agreement, (ii) it has appointed the Administrative Agent with full irrevocable power and authority in its place to, among other things, pay or discharge taxes levied, placed or threatened against the Collateral (including the Massapequa Property) pursuant to Section 7.1 of the Guaranty Agreement, and (iii) it has agreed to indemnify, and to save the Administrative Agent and each other Secured Party harmless from, any and all liabilities with respect to, or resulting from any delay in paying, any and all stamp, excise, sales or other taxes which may be payable or determined to be payable or determined to be payable pursuant to Section 8.4(b) of the Guaranty Agreement.

Notwithstanding anything to the contrary herein or in any other Loan Document, each of the parties hereto agree that the failure by TSI, TSI-Lucille or any other Loan Party to comply with the covenants set forth in this Section 6 shall constitute, and shall be deemed to constitute, an immediate “Event of Default” under Section 8.1(c) of the Credit Agreement, and if such Event of Default occurs and is continuing, the Lenders shall have the right to take any of the actions set forth in Section 8.2 of the Credit Agreement.
7. Conditions to Effectiveness.  The effectiveness of this Agreement is subject to the satisfaction of each of the following conditions:
(a) KLIM shall have received this Agreement, executed and delivered by TSI, the Loan Parties, the KLIM Funds, the Lenders and the Administrative Agent; and
(b) The representations and warranties of each of the Loan Parties contained in this Agreement shall be true and correct in all material respects (or, if such representation or warranty is subject to a materiality or Material Adverse Effect qualification, in all respects) on and as of the Effective Date, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (or, if such representation or warranty is subject to a materiality or Material Adverse Effect qualification, in all respects) as of such earlier date.
8. Representations and Warranties of the Loan Parties.  Each of the Loan Parties represents and warrants to the Administrative Agent and undersigned the Lenders as follows:
(a) the execution, delivery and performance by each Loan Party of this Agreement (i) are within each Loan Party’s corporate or limited liability company power, as applicable, and have been duly authorized by all necessary corporate or limited liability company action, as applicable; (ii) do not violate any provision of the certificate or articles of incorporation, certificate of formation, limited liability company agreement or by-laws (or equivalent organizational documents), as applicable, of any Loan Party; (iii) require no order, consent, approval, license, authorization or validation of, or filing, recording or registration, except for those as have been obtained or will be obtained on or before the Effective Date; (iv) do not violate any provision of any law or any governmental rule or regulation applicable to any Loan Party; and (v) do not conflict with, or result in any breach of any of the terms, covenants, conditions or provisions of, or constitute a default under the terms of any agreement, contract or instrument to which any Loan Party or any of its Subsidiaries is a party or by which it or any of its property or assets is bound, except in the case of clause (v), as would not reasonably be expected to result in a Material Adverse Effect;
(b) this Agreement has been duly executed and delivered by each Loan Party and constitutes, when executed and delivered by such Loan Party, a legal, valid and binding obligation of each Loan Party, enforceable against such Loan Party in accordance with its terms except as the enforceability hereof may be limited by Debtor Relief Laws and general principles of equity, regardless of whether considered in a proceeding in equity or at law, and implied covenants of good faith and fair dealing;
(c) none of the execution, delivery or performance of this Agreement impairs the validity of the Liens granted pursuant to the Loan Documents, which Liens, remain valid, subsisting and perfected to the same extent and secure the Obligations with the same priority required by the Loan Documents; and
(d) all of the representations and warranties set forth in the Credit Agreement and the other Loan Documents are true and correct in all material respects (or, with respect to any representation or warranty that is itself modified or qualified by materiality or a “Material Adverse Effect” standard, such representation or warranty shall be true and correct in all respects) on and as of the date hereof, as if made on the date hereof, except to the extent any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and correct in all material respects as of such date.

9. Representations and Warranties of KLIM Funds.  Each of KLIM Funds represents and warrants to the Loan Parties as follows:
(a) the execution, delivery and performance by each KLIM Fund of this Agreement (i) are within each KLIM Fund’s corporate or limited liability company power, as applicable, and have been duly authorized by all necessary corporate or limited liability company action, as applicable; (ii) do not violate any provision of the certificate or articles of incorporation, certificate of formation, limited liability company agreement or by-laws (or equivalent organizational documents), as applicable, of any KLIM Fund; (iii) require no order, consent, approval, license, authorization or validation of, or filing, recording or registration, except for those as have been obtained or will be obtained on or before the Effective Date; (iv) do not violate any provision of any law or any governmental rule or regulation applicable to any KLIM Fund; and (v) do not conflict with, or result in any breach of any of the terms, covenants, conditions or provisions of, or constitute a default under the terms of any agreement, contract or instrument to which any KLIM Fund or any of its Subsidiaries is a party or by which it or any of its property or assets is bound, except in the case of clause (v), as would not reasonably be expected to result in a Material Adverse Effect;
(b) this Agreement has been duly executed and delivered by each KLIM Fund and constitutes, when executed and delivered by such KLIM Fund, a legal, valid and binding obligation of each KLIM Fund, enforceable against such KLIM Fund in accordance with its terms except as the enforceability hereof may be limited by Debtor Relief Laws and general principles of equity, regardless of whether considered in a proceeding in equity or at law, and implied covenants of good faith and fair dealing; and
(c) Each KLIM Fund owns the KLIM Shares described as owned by such KLIM Fund in the recitals above, free and clear of any and all restrictions on transfer, liens, encumbrances (other than those arising under securities laws); and no KLIM Fund is a party to any option, warrant, purchase right, or other contract or commitment that could require such KLIM Fund to sell, transfer, or otherwise dispose of the KLIM Shares (other than pursuant to this Agreement).
10. Miscellaneous.
(a) Continued Effectiveness of the Credit Agreement.  The Credit Agreement and the other Loan Documents are, and shall continue to be, in full force and effect and are hereby ratified and confirmed in all respects.  To the extent that the Credit Agreement or any other Loan Document purports to pledge or to grant to the Administrative Agent a security interest in or lien on the Collateral, such pledge or grant is hereby ratified and confirmed in all respects.  Except as expressly provided herein, the execution, delivery and effectiveness of this Agreement shall not operate as an amendment of any right, power or remedy of the Administrative Agent and the Lenders under the Credit Agreement or any other Loan Document, nor constitute a waiver or an amendment of any provision of the Credit Agreement or any other Loan Document.  This Agreement shall not be deemed or construed to be a satisfaction, reinstatement, novation or release of the Credit Agreement or any other Loan Document.
(b) Counterparts.  This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of this Agreement by facsimile or electronic mail shall be equally as effective as delivery of an original executed counterpart of this Agreement.
(c) Headings.  Section headings herein are included for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.
(d) Costs and Expenses.  Each Loan Party agrees to pay all reasonable and documented fees, costs and expenses of the Administrative Agent and KLIM in connection with the preparation, execution and delivery of this Agreement and all other fees, costs and expenses described in Section 10.15 of the Credit Agreement.

(e) Consent as Loan Document.  Each Loan Party hereby acknowledges and agrees that this Agreement constitutes a “Loan Document” under the Credit Agreement.  Notwithstanding anything to the contrary herein, the failure by any Loan Party to comply with the covenants set forth in this Section 6 shall constitute an immediate “Event of Default” under the Credit Agreement.
(f) Severability.  Section 10.11 of the Credit Agreement is incorporated herein, mutatis mutandis, as if a part hereof.
(g) Governing Law; Submission to Jurisdiction; Waivers.  Sections 10.13 and 10.14 of the Credit Agreement are incorporated herein, mutatis mutandis, as if a part hereof.
(h) Waiver, Release and Disclaimer.  IN CONSIDERATION OF, AMONG OTHER THINGS, THE EXECUTION AND DELIVERY OF THIS AGREEMENT BY KLIM, TSI AND ITS SUBSIDIARIES HEREBY IRREVOCABLY FOREVER RELEASES AND DISCHARGES KLIM AND ITS AFFILIATES, SUBSIDIARIES, SUCCESSORS, ASSIGNS, DIRECTORS, OFFICERS, EMPLOYEES, AGENTS, CONSULTANTS AND ATTORNEYS (EACH, A “RELEASED PERSON”) OF AND FROM ANY AND ALL CLAIMS, SUITS, ACTIONS, INVESTIGATIONS, PROCEEDINGS OR DEMANDS, WHETHER BASED IN CONTRACT, TORT, IMPLIED OR EXPRESS WARRANTY, STRICT LIABILITY, CRIMINAL OR CIVIL STATUTE OR COMMON LAW OF ANY KIND OR CHARACTER, KNOWN OR UNKNOWN, WHICH TSI OR ANY OF ITS SUBSIDIARIES EVER HAD OR NOW HAS AGAINST ANY RELEASED PERSON WHICH RELATES, DIRECTLY OR INDIRECTLY, TO ANY ACTS OR OMISSIONS OF ANY RELEASED PERSON RELATING TO THE CREDIT AGREEMENT OR ANY OTHER LOAN DOCUMENT ON OR PRIOR TO THE DATE OF EXECUTION OF THIS AGREEMENT (OTHER THAN THE OBLIGATIONS UNDER THIS AGREEMENT).  THE PROVISIONS OF THIS SECTION 10(I) SHALL SURVIVE THE TERMINATION OF THIS AGREEMENT, THE OTHER LOAN DOCUMENTS, OR PAYMENT IN FULL OF THE OBLIGATIONS AND THE TERMINATION OF ALL TERM COMMITMENTS.
[Remainder of this Page Intentionally Left Bank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

TOWN SPORTS INTERNATIONAL HOLDINGS, INC.

By:       /s/ Patrick Walsh
Name:  Patrick Walsh
Title:     CEO

TOWN SPORTS GROUP, LLC

By:       /s/ Patrick Walsh
Name:  Patrick Walsh
Title:     CEO

TMPL FITNESS, LLC

By:       /s/ Patrick Walsh
Name:  Patrick Walsh
Title:     CEO

TSI HELL’S KITCHEN, LLC

By:       /s/ Patrick Walsh
Name:  Patrick Walsh
Title:     CEO

TSI ELITE SHERIDAN, LLC

By:       /s/ Patrick Walsh
Name:  Patrick Walsh
Title:     CEO

TSI-LUCILLE REAL ESTATE, LLC

By:       /s/ Patrick Walsh
Name:  Patrick Walsh
Title:     CEO

TMPL ASTOR PLACE, LLC

By:       /s/ Patrick Walsh
Name:  Patrick Walsh
Title:     CEO

TMPL AVENUE A, LLC

By:       /s/ Patrick Walsh
Name:  Patrick Walsh
Title:     CEO

PALM BEACH SPORTS CLUB, LLC

By:       /s/ Patrick Walsh
Name:  Patrick Walsh
Title:     CEO

TSI-LIV HOLDCO, LLC

By:       /s/ Patrick Walsh
Name:  Patrick Walsh
Title:     CEO

TSI-LIV CONDADO, LLC

By:       /s/ Patrick Walsh
Name:  Patrick Walsh
Title:     CEO

TSI-LIV GUAYNABO, LLC

By:       /s/ Patrick Walsh
Name:  Patrick Walsh
Title:     CEO

TOWN SPORTS INVESTMENT GROUP, LLC

By:       /s/ Patrick Walsh
Name:  Patrick Walsh
Title:     CEO

EMPIRE HOLDINGS & INVESTMENTS, LLC

By:       /s/ Patrick Walsh
Name:  Patrick Walsh
Title:     CEO

ALTER DOMUS (US) LLC

By: /s/ Joseph Mascherin
Name:  Joseph Mascherin
Title:  Associate Counsel

KENNEDY LEWIS CAPITAL PARTNERS MASTER FUND LP By its general partner, Kennedy Lewis GP LLC

By:	/s/ Anthony Pasqua
Name: Anthony Pasqua
Title: Authorized Signatory
KENNEDY LEWIS CAPITAL PARTNERS MASTER FUND II LP By its general partner, Kennedy Lewis GP II LLC

By:	/s/ Anthony Pasqua
Name: Anthony Pasqua
Title: Authorized Signatory

FITNESS TSI, LLC

By:	/s/ Anthony Pasqua
Name: Anthony Pasqua
Title: Authorized Signatory
FITNESS TSI FUND II LLC

By:	/s/ Anthony Pasqua
Name: Anthony Pasqua
Title: Authorized Signatory

Schedule A
Existing Defaults

1. Event of Default under Section 8.1(c) of the Credit Agreement as a result of the Loan Parties’ failure to deliver a valid mortgage and related Security Documents with respect to the Massapequa Property in accordance with Section 6.10 of the Credit Agreement.
2. Event of Default under Section 8.1(c) of the Credit Agreement as a result of the Loan Parties’ failure to deliver the fully executed copies of Control Agreements governing each deposit account, securities account and/or commodities account of the Loan Parties in accordance with Section 6.10 of the Credit Agreement.
3. Event of Default under Section 8.1(c) of the Credit Agreement as a result of the Loan Parties’ failure to (a) file with the USPTO an application for registration of the following trademarks: (i) LIV FITNESS CLUBS name registered as a mark in the Puerto Rico Department of State with registration number 209150 and (ii) LIV FITNESS CLUBS logo registered as a mark in the Puerto Rico Department of State with registration number 201081, and (b) deliver a fully executed copy of the Intellectual Property Security Agreement with respect to such trademarks, in each case, in accordance with Section 6.10 of the Credit Agreement.
4.  Event of Default under Section 8.1(c) of the Credit Agreement as a result of the Loan Parties’ failure to dissolve TMPL Bay Ridge 86th, LLC and TMPL Long Beach, LLC in accordance with Section 6.10 of the Credit Agreement.
5. Event of Default under Section 8.1(c) of the Credit Agreement as a result of the Loan Parties’ failure to deliver certificates of insurance and appropriate loss payable endorsements in form and substance reasonably satisfactory to the Administrative Agent, naming the Administrative Agent as an additional insured and mortgagee and/or lender loss payee (as applicable) as its interests may appear with respect to all insurance coverage and providing for thirty (30) days prior written notice to the Administrative Agent of cancellation of, material reduction in amount or material change in any insurance coverage, in each case, in accordance with Section 6.10 of the Credit Agreement.
6. Event of Default under Section 8.1(c) of the Credit Agreement as a result of the Borrower’s failure to deliver a copy of the audited consolidated balance sheet of Borrower and its consolidated Subsidiaries with respect to the Fiscal Year ending December 31, 2020 and the related audited consolidated statements of income and of cash flows for such Fiscal Year, in each case, in accordance with Section 6.1(a) of the Credit Agreement.
7. Event of Default under Section 8.1(c) of the Credit Agreement as a result of the Borrower’s failure to deliver a copy of the unaudited consolidated and consolidating balance sheet of the Borrower and its consolidated Subsidiaries with respect to the Fiscal Quarter ending June 30, 2021 and the related unaudited consolidated and consolidating statements of income and of cash flows for such Fiscal Quarter and the portion of the Fiscal Year through the end of such Fiscal Quarter, in each case, in accordance with Section 6.1(b) of the Credit Agreement.
8. Event of Default under Section 8.1(c) of the Credit Agreement as a result of the Borrower’s failure to deliver a copy of the unaudited consolidated balance sheet of the Borrower and its consolidated Subsidiaries with respect to each calendar month ending January 31, 2021 through August 31, 2021, and the related unaudited consolidated statements of income and of cash flows for such month, in each case, in accordance with Section 6.1(c) of the Credit Agreement.